Exhibit 99.122

ENCORE ENERGY APPOINTS PETER LUTHIGER AS CHIEF OPERATING OFFICER

TSX.V: EU
OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, May 3, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today the appointment of Mr. Peter Luthiger as Chief Operating Officer. Mr. Luthiger will be responsible for the commissioning and operation of the Rosita Uranium Processing Plant in South Texas. The Plant modernization and refurbishment is essential to the Company goal of becoming the next producer of American uranium. Mr. Luthiger will also be integral to the Company’s plant capacity expansion in South Texas, along with expansion of operations in Wyoming, South Dakota, and New Mexico.

CEO Paul Goranson stated “We are very excited that Peter Luthiger has joined the enCore Energy team. I have had the good fortune of working with Peter over a span of 25 years as his direct supervisor and as a colleague in the uranium industry. He has earned my complete trust and has proven his capability of successfully delivering projects on time and on budget. He brings a wealth of operational and management experience that bolsters enCore’s industry leading expertise in ISR uranium production. As we continue to advance to production in South Texas, while advancing future production in Wyoming and South Dakota, Peter has the proven track record to meet every target for enCore’s business. I am personally grateful that Peter saw enCore as the best work environment to lead in the next uranium renaissance in the U.S.”

Peter Luthiger, Chief Operating Officer

Mr. Luthiger brings over 35 years of in-situ recovery (ISR) and conventional uranium production, processing, exploration, radiation safety and environmental management experience within the uranium fuel cycle. Recently serving as the Director of Texas Operations for Energy Fuels Inc. he was responsible for managing the Alta Mesa ISR Uranium Project. While working for Energy Fuels, Mr. Luthiger was responsible for the standby operations of the 1.5 million pound U3O8 per year capacity ISR production center during which time successful completion of groundwater restoration and release of financial assurance with the State of Texas was achieved. Mr. Luthiger served as the Vice President of Mesteña Uranium LLC, a private company that owned the Alta Mesa ISR Uranium Project, that at its peak operation employed a workforce of over 100 direct and contractor employees. Prior to that, Mr. Luthiger worked for BHP Billiton PLC/Rio Algom Mining LLC, in Grants, New Mexico where he was the Manager, Regulatory Compliance and Licensing where he managed the successful decommissioning efforts of two former uranium mills and the accompanying underground mines. Mr. Luthiger was also involved with the radiation safety programs for testing activities at the Nevada Test Site for the U.S. Department of Energy.

Mr. Luthiger also has extensive experience in effectively managing legislative and regulatory affairs as well as permitting and compliance with a commitment to Health Safety and Environmental (HSE) management excellence. He has directly managed reclamation and closure programs including surface reclamation for ISR and conventional mine/mill sites, tailings facilities, groundwater restoration, and audit support for several diverse extraction operations.

Mr. Luthiger has a degree in Geological Engineering from the Mackay School on Mines, University of Nevada, Reno. He is the Vice Chair of the Texas Mining and Reclamation Association, Section Chair and a member of the Texas Mining and Reclamation Association, Section Chair and a member of the Society for Mining, Metallurgy and Exploration (SME).

Mr. Luthiger, as part of his compensation package, has been granted 250,000 stock options. 25% to vest six months following the grant, and the remainder vesting in 25% increments every 6 months thereafter. The stock options are exercisable for a term of five years at an exercise price of $1.44 per common share.

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant currently under modernization and refurbishment. With a completion deadline at the end of Q2/2022, the plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is 1 of 11 licensed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

About enCore Energy Corp.

enCore Energy is rapidly advancing towards becoming the next producer of American uranium. With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock and Wyoming Gas Hills projects offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Learn More about enCore Energy

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward- looking statements contained in this news release are expressly qualified by this cautionary statement.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 03-MAY-22